

August 26, 2010

Via U.S. Mail and Facsimile 813.286.2154

Kimberly Perez
Vice President and Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, FL 33607

> **Re: Walter Investment Management Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 2, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 1-13417**

Dear Ms. Perez:

We have reviewed your response dated July 6, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Overview, page 50

1. We note your response to prior comment 1 from our letter dated June 23, 2010. You state that you do not have an obligation under the trust agreements to reacquire residential loans and record them as REO or an obligation to cure loss triggers; however, you did not

discuss your intentions regarding your securitization trusts. Please show us the disclosure you will include in future filings that will discuss whether you intend to provide financial support to any of your securitization trusts (i.e., by purchasing REO in order to cure loss triggers). For reference, please see FASB ASC 810-10-50-5A(c).

Form 10-Q for Period Ended March 31, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

5. Fair Value

Items Measured at Fair Value on a Non-Recurring Basis, page 11

2.   We note your response to prior comment 6 from our letter dated June 23, 2010. It is still unclear whether you record all losses/gains related to REO subsequent to foreclosure within your provision for loan losses or elsewhere in your consolidated statements of income. Please clarify and quantify the amounts related to sales as well as fair value adjustments of REO recorded in 2009 and 2010. Also, if such losses/gains are included in the provision for loan losses, tell us your basis for this income statement presentation.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Jessica Barberich
                                        Assistant Chief Accountant